FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2011

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada  H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	Press Release dated October 31, 2011 entitled, "CN files shelf prospectus for C$2.5 billion of debt securities".

Item 1

North America’s Railroad

NEWS RELEASE

CN files shelf prospectus for C$2.5 billion of debt securities

MONTREAL, Oct. 31, 2011 — CN (TSX: CNR) (NYSE: CNI) today filed a preliminary shelf prospectus with Canadian securities regulators and a registration statement with the United States Securities and Exchange Commission (SEC), providing for the issuance by CN of up to C$2.5 billion of debt securities in Canadian and U.S. markets over the next two years.

CN expects to use net proceeds from the sale of debt securities under the shelf prospectus for general corporate purposes, including the redemption and refinancing of outstanding debt, share repurchases, acquisitions, and other business opportunities.

A registration statement related to these debt securities has been filed with the SEC; however, it is not yet effective. Securities may not be sold, nor may offers to buy be accepted, before the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A copy of the preliminary shelf prospectus will be available on the Canadian Securities Administrators' web site, www.sedar.com, or on the SEC’s website, www.sec.gov. It may also be obtained from the Corporate Secretary, Canadian National Railway Company, 935 de La Gauchetière Street West, Montreal, Que., H3B 2M9 (telephone: 514-399-7091).

CN – Canadian National Railway Company and its operating railway subsidiaries – spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key metropolitan areas of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
Director	Vice-President
Communications & Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: October 31, 2011	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel